UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2016

Commission File Number: 001- 37413

Concordia Healthcare Corp.

(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302

Oakville, Ontario

L6J 1H9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 19, 2016, Concordia Healthcare Corp. filed an amended Code of Conduct on SEDAR at www.SEDAR.com and issued a press release announcing the release date for its first quarter 2016 financial results. In conjunction with this Concordia Healthcare Corp. is filing the following exhibits:

Exhibit 99.1	Concordia Healthcare Corp. Code of Conduct, effective as of April 19, 2016.

Exhibit 99.2	Press release of Concordia Healthcare Corp. dated April 19, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Healthcare Corp.

By:	/s/ Mark Thompson
	Name:	Mark Thompson
	Title:	Chief Executive Officer

Date: April 19, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Concordia Healthcare Corp. Code of Conduct, effective as of April 19, 2016.

99.2	Press release of Concordia Healthcare Corp. dated April 19, 2016.